FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:                ALLIANT ENERGY CORPORATE SERVICES, INC
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:
 IRS NUMBER:
 STATE OF INCORPORATION:
 FISCAL YEAR END:

 FILING VALUES:
 FORM TYPE:                             U-6B-2
 SEC ACT:
 SEC FILE NUMBER:
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                              4902 N Biltmore Lane
 CITY:                                  MADISON
 STATE:                                 WI
 ZIP:                                   53718
 BUSINESS PHONE:                        608-458-3311

 MAIL ADDRESS:
 STREET 1:                              P.O. BOX 77007
 CITY:                                  MADISON
 STATE:                                 WI
 ZIP:                                   53707





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Generation, Inc., ("AEG, Inc.")Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Operaciones de Mexico, S. de R.L. de C.V., Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from July 1, 2003 through September 30, 2003 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1.   Type  of  the  security  -  Inter-company   borrowings  by  Alliant  Energy
     Resources, Inc. from Alliant Energy Corporation

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 1, 2003 through September 30, 2003

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - on demand.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Alliant Energy Corporation

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
     a.  the provisions contained in the first sentence of 6(b),  :
     b.  the provisions contained in the fourth sentence of 6(b),  :
     c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.  Not Applicable

14.  Not Applicable

15   Exempt from provisions of 6(a) under Rule 52.


                                  ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: November 12, 2003      By:    /s/ Steve F Price
     -------------------          -----------------------------------------
                                   Steven F Price, Assistant Treasurer







                                   Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM JULY 1, 2003 THROUGH SEPTEMBER 30, 2003


1. During the period from July 1, 2003 through September 30, 2003 , Alliant Energy Resources, Inc. borrowed from Alliant Energy Corporation, its parent, to fund borrowings of participants from the Non-Utility Money Pool as follows:


  Borrowings from Parent     July            August           September
 ---------------------------------------------------------------------------
    Begin Balance         $  50,013,523    $ 78,081,397      $ 87,163,618
    Change                $  28,067,874    $  9,082,221      $ 31,913,380
    Ending Balance        $  78,081,397    $ 87,163,618      $119,076,998


1(a).The weighted average interest rate for the period for all short term debt was as follows:

        July       1.712%
        August     1.695%
        September  1.679%
        Quarter    1.692%


2. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the amount of net short-term borrowings and (repayments) by month during the Reporting Period is:

                                               Beginning           Borrowing/             Ending
Participant                     Month           Balance            (Repayment)           Balance
--------------------------------------------------------------------------------------------------------

Alliant Energy                  July             654,028.00           (14,616.13)           668,644.13
Field Services                  August           668,644.13           (34,721.66)           703,365.79
                                September        703,365.79           (17,388.05)           720,753.84

Alliant Energy                  July           7,030,721.88          (127,760.65)         7,158,482.53
Generation, Inc                 August         7,158,482.53          (216,198.26)         7,374,680.79
                                September      7,374,680.79          (166,304.96)         7,540,985.75

Alliant Energy                  July           9,466,144.56          (244,320.73)         9,710,465.29
Integrated Services Company     August         9,710,465.29          (433,909.89)        10,144,375.18
                                September     10,144,375.18          (298,447.78)        10,442,822.96

Alliant Energy                  July           9,760,977.03          (159,809.09)         9,920,786.12
Integrated Services Company     August         9,920,786.12          (115,452.40)        10,036,238.52
Energy Management LLC           September     10,036,238.52          (129,069.68)        10,165,308.20

Alliant Energy                  July           4,802,034.37           (58,685.62)         4,860,719.99
Integrated Services Company     August         4,860,719.99           (77,573.01)         4,938,293.00
Energy Solutions LLC            September      4,938,293.00            25,580.61          4,912,712.39

Alliant Energy                  July         304,322,158.01          (224,629.04)       304,546,787.05
International, Inc.             August       304,546,787.05        (4,021,601.45)       308,568,388.50
                                September    308,568,388.50       (24,930,780.68)       333,499,169.18

Alliant Energy                  July          76,316,321.55        23,729,460.90         52,586,860.65
Investments, Inc.               August        52,586,860.65         2,169,449.65         50,417,411.00
                                September     50,417,411.00          (127,251.89)        50,544,662.89

A E Op De Mexico,               July               9,133.72          (238,689.16)           247,822.88
S De Rl De CV                   August           247,822.88           (21,106.37)           268,929.25
                                September        268,929.25           (56,299.97)           325,229.22

Alliant Energy                  July          10,436,992.08           (67,621.16)        10,504,613.24
Synfuel LLC                     August        10,504,613.24        (6,827,667.23)        17,332,280.47
                                September     17,332,280.47           494,936.60         16,837,343.87

Alliant Energy                  July            (458,466.66)           90,523.23           (548,989.89)
Transportation, Inc.            August          (548,989.89)           25,321.36           (574,311.25)
                                September       (574,311.25)           37,409.40           (611,720.65)

Capital Square                  July          (5,901,883.64)       (5,901,883.64)                    -
Financial Corp.                 August                    -                    -                     -
                                September                 -                    -                     -

Cedar Rapids &                  July          (1,187,829.10)          939,023.99         (2,126,853.09)
Iowa City Railway               August        (2,126,853.09)          877,802.98         (3,004,656.07)
                                September     (3,004,656.07)       (1,020,228.99)        (1,984,427.08)

Energys, Inc.                   July             131,252.78              (850.25)           132,103.03
                                August           132,103.03              (966.76)           133,069.79
                                September        133,069.79               562.62            132,507.17

Energy Performance Services     July          16,871,199.12          (597,551.37)        17,468,750.49
                                August        17,468,750.49          (100,738.29)        17,569,488.78
                                September     17,569,488.78           634,443.67         16,935,045.11

EUA Cogenex                     July          76,061,705.95           (98,912.29)        76,160,618.24
                                August        76,160,618.24          (559,084.04)        76,719,702.28
                                September     76,719,702.28        (1,472,660.72)        78,192,363.00
                                                                               -
Heartland Energy                July           1,704,194.21        (8,157,462.85)         9,861,657.06
Group                           August         9,861,657.06           624,610.03          9,237,047.03
                                September      9,237,047.03       (10,155,219.14)        19,392,266.17

Heartland                       July         (21,853,627.73)      (21,853,627.73)                    -
Properties, Inc.                August                    -                    -                     -
                                September                 -                    -                     -

HES                             July           2,249,886.20           (15,441.29)         2,265,327.49
                                August         2,265,327.49           (15,546.06)         2,280,873.55
                                September      2,280,873.55          (125,879.57)         2,406,753.12

IEA Delaware                    July          12,368,081.99           637,356.48         11,730,725.51
                                August        11,730,725.51            25,587.85         11,705,137.66
                                September     11,705,137.66           433,265.76         11,271,871.90

IEI Barge                       July          (2,459,057.51)          248,134.91         (2,707,192.42)
Services, Inc.                  August        (2,707,192.42)         (109,049.47)        (2,598,142.95)
                                September     (2,598,142.95)         (209,283.25)        (2,388,859.70)

Industrial Energy               July          20,373,336.95           200,367.87         20,172,969.08
Applications, Inc.              August        20,172,969.08           317,026.70         19,855,942.38
                                September     19,855,942.38           382,391.00         19,473,551.38

Iowa Land & Building            July          (6,907,647.33)          267,120.94         (7,174,768.27)
Company                         August        (7,174,768.27)          309,475.06         (7,484,243.33)
                                September     (7,484,243.33)          227,392.93         (7,711,636.26)

Prairie Ridge                   July              39,710.81              (568.68)            40,279.49
Business Park, L.P.             August            40,279.49              (281.54)            40,561.03
                                September         40,561.03              (212.05)            40,773.08

RMT, Inc.                       July         (12,330,762.86)         (255,188.21)       (12,075,574.65)
                                August       (12,075,574.65)         (521,410.86)       (11,554,163.79)
                                September    (11,554,163.79)        1,024,033.90        (12,578,197.69)

Transfer                        July            (221,526.72)           42,545.02           (264,071.74)
Services, Inc.                  August          (264,071.74)           17,574.29           (281,646.03)
                                September       (281,646.03)           35,574.06           (317,220.09)

Village Lakeshares,             July           1,024,758.53            48,205.46            976,553.07
Inc.                            August           976,553.07            44,803.83            931,749.24
                                September        931,749.24           156,493.09            775,256.15

Williams Bulk                   July           4,381,126.03           (78,409.99)         4,459,536.02
Transfer                        August         4,459,536.02            23,854.93          4,435,681.09
                                September      4,435,681.09           (67,895.57)         4,503,576.66


3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Generation, Inc. - Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

     c.   Alliant Energy Integrated Services Company - Holding Company.

     d. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     e. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     f.   Alliant Energy International, Inc. (formerly "IES International Inc.")
          - Investments in foreign utilities.

     g. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     h. Alliant Energy Operaciones de Mexico, S de R L de C. V. - Holding company which exists to operate a utility at a resort development in the state of Sonora.

     i. Alliant Energy Synfuel LLC -Investment in a facility that converts coal to a synthetic coal.

     j. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

     k. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

     l.   Capital Square Financial Corp. - Financing services.

     m. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     n.   Energys, Inc. - Installation and service of energy systems.

     o.   Energy  Performance  Services,  Inc.  - Provides  resources  to reduce
          energy   consumption  &  related   operating   costs  to   industrial,
          institutional & federal government entities.

     p.   EUA  Cogenex -  Provides  resources  to reduce  energy  consumption  &
          related  operating  costs  to  industrial,   institutional  &  federal
          government entities.

     q. Heartland Energy Group - Natural gas commodity and management services company.

     r. Heartland Properties, Inc. - Real estate management and community development.

     s.   HES - Holding company with an ownership in ReGenCo LLC.

     t. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     u.   IEI Barge Services Inc. - Barge terminal and hauling services.

     v.   Industrial  Energy  Applications,   Inc.  -  Commodities-based  energy
          services.

     w.   Iowa Land & Building Company - Real estate purchasing.

     x.   Prairie Ridge Business Park, LP - Real estate holding company.

     y.   RMT, Inc. - Environmental consulting and engineering.

     z. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     aa.  Village Lakeshares Inc. - Real estate and community development.

     bb. Williams Bulk Transfer - Bulk materials transloading & storage facility